Exhibit 1.01

WestRock Company

Conflict Minerals Report

For the Reporting Period from January 1, 2021 to December 31, 2021

1. OVERVIEW

This conflict minerals report (this “Report”) for the period from January 1, 2021 to December 31, 2021 (the “reporting period”) is presented as an exhibit to the Specialized Disclosure Report on Form SD to comply with Rule 13p-1 under the Securities Exchange Act of 1934, as amended, and Form SD (together, the “Rule”).  As used herein, and consistent with the Rule, “conflict minerals” include columbite-tantalite (coltan), cassiterite, gold, wolframite and the derivatives tantalum, tin and tungsten (“3TG”), without regard to the location of origin of the conflict minerals, and “covered countries” refers to the Democratic Republic of the Congo, the Republic of the Congo, the Central African Republic, South Sudan, Uganda, Rwanda, Burundi, Tanzania, Zambia and Angola.

We are a multinational provider of sustainable, fiber-based paper and packaging solutions.  At September 30, 2021, we had more than 300 operating facilities and approximately 49,900 employees.  The vast majority of products manufactured by us contain no metals.  Recycled and virgin fibers and plastic resin are the primary raw materials for these products.  We also manufacture a relatively small number of products containing metals, of which only a relatively small number contain conflict minerals.

2. REASONABLE COUNTRY OF ORIGIN INQUIRY

Similar to previous years, we used a data-driven and risk-based approach to identify products manufactured by us or contracted to be manufactured by us during the reporting period that contain or may contain conflict minerals and determine if those conflict minerals have or may have originated from the covered countries.

To identify what metals, if any, are contained in our products, a cross-functional team reviewed relevant data resources, such as declaration/certification surveys and procurement data.  Similar to previous years, we also distributed an online survey to the general managers or their designees of certain of our manufacturing locations to identify products manufactured at those locations or contracted to be manufactured that potentially contain 3TG and, as applicable, the suppliers of those metals or components. For the reporting period, we distributed the survey to certain of our general managers and excluding those associated with our recycling operations. Based on the results of these reviews and surveys, we attempted to engage the direct suppliers of these raw materials or components (the “identified suppliers”) using the Conflict Minerals Reporting Template (the “CMRT”) developed by the EICC/GeSI Conflict Free Sourcing Initiative (“CFSI”).  We reviewed, assessed and categorized the CMRT responses to address whether the raw material or components in question contained or may contain 3TG and, if so, whether any smelters in the supply chain of the identified supplier source the 3TG from the covered countries. Suppliers that were identified as presenting the highest risk of 3TG in their raw materials or components in connection with the previous year’s compliance review were assigned the highest priority in connection with administering follow-up requests, and we made changes to the list of “high risk” suppliers based on responses from these legacy suppliers, as well as new suppliers.

Based on the responses, we know or have reason to believe (a) some of the products manufactured by us or contracted by us for manufacture during the reporting period contained necessary 3TG that originated or may have originated in the covered countries and (b) those necessary 3TG metals are not or may not be from recycled or scrap sources.  Accordingly, we performed due diligence in an effort to determine the source and chain of custody of the necessary 3TG. The products manufactured by us or contracted to be manufactured by us in the reporting period that we know or have reason to believe contain necessary 3TG sourced from a covered country include components of machinery used for packaging products in containers.

3. DUE DILIGENCE

Design

We designed our due diligence measures to conform, in all material respects, with the due diligence framework set forth in the Organisation for Economic Co-operation and Development Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas and the related supplements for tin, tantalum, and tungsten and gold (the “OECD Framework”).

Due Diligence Performed

We performed the following due diligence measures in accordance with the OECD Framework.

Step 1. Establish Strong Company Management Systems.

•	Conflict Minerals Policy. Our Conflict Minerals Policy is accessible at www.westrock.com.

•	Supplier Agreements and Purchase Orders. We include 3TG provisions in our standard form supply agreement templates.

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Internal Team.  A cross-functional team supports supply chain due diligence related to 3TG. The team is comprised of individuals from, among others, the legal, procurement, operations, enterprise logistics and product stewardship departments. Our Chief Procurement Officer and Chief Environmental Officer co-sponsor the team.

•	Participation in Trade Associations. We participate in a trade association that monitors and advises on issues relating to 3TG.

•	Record Retention. We maintain 3TG related records for a minimum of five years.

•	Supplier Engagement. We promote supplier awareness of 3TG issues through our use of 3TG provisions in our standard form supply agreement templates.

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Grievance Mechanism.  We maintain mechanisms for employees and suppliers to report possible improper or unethical issues.  Suppliers may report concerns using our Responsible Sourcing webpage.  Employees may report concerns through business resources, the legal department or our ethics hotline.

Step 2.  Identify and Assess Risks in Our Supply Chain.

We reviewed all the identified suppliers’ responses, including those not using the CMRT, against the risk-based criteria developed by our team and grouped the responses into categories indicating the level of potential risk.  Follow-up communications were delivered in some cases. For suppliers assigned the highest risk ranking, we requested more specific information about the 3TG supplied to us.

Step 3. Design and Implement a Strategy to Respond to Identified Risks.

We have considered risk management actions, including various means of exercising leverage over suppliers that either fail to provide requested information or continue to use non-certified smelters. In accordance with past practices, direct contact with these suppliers is used to determine measurable risk mitigation efforts.  We also periodically provided updates on our due diligence efforts to the team co-sponsors, who are senior managers at the Company.

Step 4. Carry Out Independent Third-Party Audit of Smelter/Refiner’s Due Diligence Practices

We utilize the audits of 3TG smelters and refiners under the Conflict-Free Smelter Program.

Step 5. Report Annually on Supply Chain Due Diligence

This Report has been filed with the U.S. Securities and Exchange Commission.  It is also available at www.westrock.com.

4. RESULTS OF OUR REVIEW

The responses we received from the identified suppliers did not provide sufficient detail to identify which specific smelter(s) processed 3TG contained in our raw materials; therefore, we are unable to disclose specific smelters that were used to produce the 3TG in our products.  Likewise, we have insufficient data to enable us to identify the country of origin of all of the 3TG in our products.

The raw materials that we purchase are multiple manufacturing steps downstream of smelters.  We neither directly contract with smelters that process minerals to produce 3TG metals nor source any 3TG metals directly. Our ability to determine the origin and chain of custody of conflict minerals, and whether they directly or indirectly finance or benefit armed groups in any covered country, is limited.  Our supply chain for 3TG is complex, and we have little or no ability to influence indirect suppliers who may possibly have information on mines or locations of origin of our necessary 3TG.   We have determined the most effective way to obtain this information is from our direct suppliers.

The due diligence measures we have undertaken may provide only reasonable, but not certain, assurance regarding the source of the necessary 3TG in our products.  These measures depend on, among other things, the data supplied by our direct suppliers and the data those suppliers gather from within their supply chains to identify the original sources of the necessary 3TG.

5. STEPS TAKEN AND BEING TAKEN TO MITIGATE RISK

We view the due diligence process discussed above as an ongoing process.  As we continue to conduct due diligence on our products, we intend to continue to refine and improve our procedures.

6. FORWARD-LOOKING STATEMENTS

Certain statements contained in this Report, including those made under the “Steps Taken and Being Taken to Mitigate Risk” section, reflect our expectation with respect to future performance and constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Act of 1934, as amended. Forward-looking statements include, among other things, the statement that we will continue to refine and improve our procedures. This statement is, and similar statements are, subject to a variety of uncertainties, unknown risks and other factors concerning our operations and business environment, which are difficult to predict and may be beyond our control. Factors that could adversely affect our future performance include: those described under the heading “Risk Factors” in Item 1A of our annual report on Form 10-K for the year ended September 30, 2021; the responsible sourcing of 3TG in our supply chain by our direct and indirect suppliers; and the effectiveness of traceability systems used by our direct and indirect suppliers to determine the source and chain of custody of 3TG contained in our supply chain.